UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 1-15032

Enodis plc

(Registrant’s name in English)

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note:

On February 10, 2004, Enodis plc released an announcement regarding its financial results for the 13 weeks ended December 27, 2003. The text of that announcement follows, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Below, immediately following the text of the announcement referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 13 weeks ended December 27, 2003.

****************************************************

10 February 2004

Results for the 13 weeks ended 27 December 2003 (Q104)

UNDERLYING PERFORMANCE REMAINS ON TRACK

Group Financial Highlights – £m (except EPS)	Q104	Q103
Turnover	148.3	156.8
Operating Profit	5.8	2.9
Adjusted Operating Profit*	9.0	8.1
Profit/(loss) before Tax	2.1	(0.2)
Adjusted Profit before Tax**	4.4	2.5
Basic and diluted earnings per share	0.3p	—
Adjusted basic and diluted earnings per share**	0.9p	0.5p

Like–for–like*** Food Equipment turnover	148.0	149.7
Like–for–like Food Equipment operating profit	12.0	9.9

Net Debt	130.4	182.0

Key Points

•	Turnaround in Food Retail Equipment leads to a £2.1m (21%) improvement in Food Equipment like–for–like operating profit to £12.0m.

•	Food Service Equipment – North America like–for–like operating profit up 8% to £9.6m despite a sales decline of 3% reflecting the continued effect of difficult markets and lower sales to certain Quick Service Restaurants (“QSRs”)

•	Food Service Equipment – Europe/Asia like–for–like operating profit of £1.1m includes increased product development costs

•	Food Retail Equipment like–for–like operating profit of £1.3m against a loss of £0.7m in Q103, as management actions at Kysor Warren show benefits and Kysor Panel improves

•	Net debt down £9.3m to £130.4m from September 2003, mainly due to favourable foreign exchange movements

*	Before operating exceptional items and goodwill amortisation (see note 3 to the attached results for more details).

**	Before all exceptional items and goodwill amortisation (see Other Financial Information in the attached results for details).

***	Prior year turnover and adjusted operating profit adjusted for foreign exchange (see Other Financial Information in the attached results for details).

The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

Dave McCulloch, Chief Executive Officer, said:

“The aggressive cost actions taken in 2003 are reflected in positive Q1 results. Our assumption of modest market growth in 2004 is unchanged. Positive economic news in the USA does provide a degree of cautious optimism for increased food equipment demand for the second half of the year although we have yet to see any clear change in trend. Our 2004 key initiatives are on track and are being accelerated to offset recent increases in steel surcharges.

The US dollar exchange rate had minimal effect on profit translation in the quarter but will affect the balance of the year.

Our expectations for underlying performance for the year have not changed since the time of our full year statement in November 2003.”

For further enquiries:

Dave McCulloch	Chief Executive Officer	+44 20 7304 6006
Dave Wrench	Chief Financial Officer	+44 20 7304 6006
Richard Mountain	Financial Dynamics	+44 20 7269 7291

A conference call for equity investors and analysts will be held today at 9.30am and for bond holders at 11.00am today. For details, please contact Sorrell Beynon at Financial Dynamics on +44 20 7269 7291, or Tina Mularski at Enodis on +44 20 7304 6006.

SEC Filings

Enodis plc has a secondary listing on the New York Stock Exchange (Ticker symbol : ENO) and files reports with the Securities and Exchange Commission (SEC) in the US. These reports contain additional information that is not included in this press release. Copies of the reports are available on the SEC website at www.sec.gov.

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including our substantial debt obligations and restrictive covenants; susceptibility to economic downturns including delays on market improvements; competitive pricing pressures; consolidation or loss of large customers; changes in customer purchasing patterns; the results of technological developments; currency fluctuations; the outcome of current lawsuits; and other risks related to our U.S., U.K. and foreign operations. A more complete description of our risk factors is included under “Risk Factors” in our Form 20-F which was filed with the SEC during December 2003, as well as in more recent Form 6-K reports furnished with the SEC.

CHIEF EXECUTIVE OFFICER’S REVIEW

Results

Turnover in Q104 was £148.3m (Q103 : £156.8m) with approximately £7.1m of the decline due to the translation effect of the weakening US dollar, offset in part by a strengthening Euro. Like-for-like Food Equipment turnover was down 1%.

Like-for-like Food Equipment operating profit improved 21% as actions started in early 2003 at Kysor Warren continue to be reflected in improved results. As the year progresses we believe this quarter on quarter improvement will lessen as significant improvements were seen at Kysor Warren by Q403. The increase in like-for-like Food Equipment operating profit was partly offset by the translation effects of the weakening US dollar (£0.3m in the quarter).

Profit before tax, goodwill amortisation and exceptional items increased to £4.4m (Q103 : £2.5m) with adjusted operating profit £0.9m better and interest £1.0m lower than the prior year.

Profit after tax was £1.4m compared to £nil in Q103.

Net debt fell to £130.4m (at 27 September 2003 : £139.7m) with £7.9m of the decrease arising from favourable foreign exchange movements. Compared to Q103, net debt was down £51.6m (28%) at period end.

Compared to Q103, improved operating cashflow of £2.0m and lower interest payments (£1.1m) more than offset a £1.3m net increase in capital expenditure as we invested in ERP systems. Cash conversion days were 43, an improvement of 6 days from Q103.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, which contribute approximately 75% of our Global Food Service Equipment annual turnover, and those in Europe/Asia.

Although a number of US macro-economic indicators show improvement, our markets continue to be difficult, with few clear trends apparent. This appears to be consistent with our experience, which has identified a lag between macro-economic growth and capital spending on food equipment. In addition, we are seeing the Q1 on Q1 impact of capital expenditure cutbacks made at certain QSR chains in Q203.

The cost reduction actions we took in March 2003 delivered almost £2m of cost savings in this quarter. These, and a one-off pension credit of £0.5m, have offset difficult markets and led to like-for-like operating profits improving by 1%. Our North American refrigeration businesses continue to experience margin pressure and broke even in the quarter.

Turnover £m	Q104	Q103	FX	Like-for-like Q103
Food Service Equipment – North America	90.5	100.1	(6.9)	93.2
Food Service Equipment – Europe/Asia	33.8	32.0	1.5	33.5

Global Food Service Equipment	124.3	132.1	(5.4)	126.7

Food Service Equipment – North America like-for-like sales were down 3% due to lower sales to certain QSR chains, which started to have an impact in Q203, and generally mixed market conditions.

FSE – Europe/Asia like-for-like sales were up 1% with good performance in continental Europe and at our ice businesses offsetting lower UK sales.

Adjusted Operating Profit £m	Q104	Q103	FX	Like-for-like Q103
Food Service Equipment – North America	9.6	9.4	(0.5)	8.9
Food Service Equipment – Europe/Asia	1.1	1.6	0.1	1.7

Global Food Service Equipment	10.7	11.0	(0.4)	10.6

Food Service Equipment – North America like-for-like operating profit was up 8%, including the impact of a one-off pension credit of £0.5m.

The impact of lower turnover and continued pricing and margin pressure was offset by the benefits of the cost reduction exercise undertaken in early 2003 and improved margins in our ice businesses caused by increased sales and cost control.

In Food Service Equipment – Europe/Asia, as discussed in our 2003 full year statement, we incurred increased product development costs in central Europe. In the UK the contribution from a roll-out of Merrychef ovens into North America was not repeated in the current period.

Food Retail Equipment

Our Food Retail Equipment business predominantly operates in North America, with sales/service offices in Canada and Mexico.

£m	Q104	Q103	FX	Like-for-like Q103
Turnover	23.7	24.7	(1.7)	23.0
Adjusted Operating Profit	1.3	(0.8)	0.1	(0.7)

Kysor Warren has continued to show improving results with small Q1 profits for the first time in 3 years. Although like-for-like turnover is lower than in the prior year, we have continued to focus on more profitable business and improved quality, on time delivery and customer service. However trading conditions remain difficult.

Kysor Panel Systems has continued to improve sales, to both supermarket and convenience store customers, compared to Q103. This, along with the continued focus on operating efficiency, has improved adjusted operating profit.

OTHER

Exceptional Items

The exceptional item in the period relates to the release of disposal warranty accruals that are no longer required. There is no cash impact of this release.

Interest

Interest charge in the quarter reduced by £1.0m to £4.6m primarily due to our lower average debt balance.

Property

As discussed in our 2003 full year statement, we continue to expect annual profits from property development to reduce over time. The charge in the period relates to the ongoing costs of running our residual property portfolio and the phasing of costs relating to development projects.

Earnings per share

Adjusted diluted earnings per share were 0.9p. (Q103 : 0.5p). Basic earnings per share were 0.3p (Q103 : nil).

OUTLOOK

Comparison of our like-for-like Q104 results with the prior year include a number of factors that will not repeat, or whose effect will be lessened in later quarters. These factors include:-

•	the detrimental impact on quarter on quarter comparisons of capital expenditure cutbacks at certain QSR chains which started in Q203

•	the benefits of the turnaround of Kysor Warren which commenced in Q203

•	a one-off pension credit in Food Service Equipment – North America in the current quarter of £0.5m.

Our cost savings programmes should yield more than £1.5m in Q204, and the key initiatives announced in our annual report are on track.

Our planning for 2004 is based upon a number of key factors including modest market growth, recognising continued constraints on capital spending among our customers and the lag which our experience indicates exists between macro-economic growth and capital spending on food equipment. To date, we are not seeing a substantial change in customer capital expenditure, but we believe that recent US economic performance gives grounds for cautious optimism for increased food equipment demand in the second half. We have increased prices and are accelerating our lean manufacturing and purchasing initiatives to offset substantial increases in steel surcharges.

Our reported results are impacted by the translational effect of currency exchange rates principally in US dollars and Euros. In 2003 the average US$ exchange rate that we used was $1.60 : £1. Currently the rate is approximately $1.85 : £1, giving rise to a translational risk for the balance of the year. Each one cent movement of the US dollar and the Euro impacts our annual adjusted operating profit by approximately £0.3m and £0.1m respectively.

Our expectations of the Group’s underlying performance for the half year ending 27 March 2004 and full year ending 2 October 2004 have not changed since the time of our full year statement in November 2003.

Dave McCulloch

Chief Executive Officer

10 February 2004

Group profit and loss account

13 weeks to 27 December 2003

		13 weeks to 27 December 2003			13 weeks to 28 December 2002
	Notes	Before exceptional items £m	Exceptional items (note 4) £m	Total £m	Before exceptional items £m	Exceptional items (note 4) £m	Total £m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover
Food Equipment		148.0	—	148.0	156.8	—	156.8
Property		0.3	—	0.3	—	—	—

Total turnover	2	148.3	—	148.3	156.8	—	156.8

Operating profit/(loss) before goodwill amortisation
Food Equipment		12.0	—	12.0	10.2	—	10.2
Property		(0.7)	—	(0.7)	—	—	—
Corporate costs		(2.3)	—	(2.3)	(2.1)	(1.7)	(3.8)

		9.0	—	9.0	8.1	(1.7)	6.4
Goodwill amortisation		(3.2)	—	(3.2)	(3.5)	—	(3.5)

Operating profit/(loss)	3	5.8	—	5.8	4.6	(1.7)	2.9
Profit /(loss) on disposal of businesses	4	—	0.9	0.9	—	2.5	2.5

Profit/(loss) on ordinary activities before interest and taxation		5.8	0.9	6.7	4.6	0.8	5.4
Net interest payable and similar charges		(4.6)	—	(4.6)	(5.6)	—	(5.6)

Profit/(loss) on ordinary activities before taxation		1.2	0.9	2.1	(1.0)	0.8	(0.2)
Tax on profit/(loss) on ordinary activities	5	(0.7)	—	(0.7)	(0.4)	0.6	0.2

Profit/(loss) on ordinary activities after taxation and retained profit/(loss)		0.5	0.9	1.4	(1.4)	1.4	—

Earnings per share (pence)	6
				pence			pence
				(unaudited)			(unaudited)
Basic earnings per share				0.3			—
Adjusted basic earnings per share				0.9			0.5
Diluted earnings per share				0.3			—
Adjusted diluted earnings per share				0.9			0.5

Group statement of total recognised gains and losses
				13 weeks to 27 December 2003 £m			13 weeks to 28 December 2002 £m
				(unaudited)			(unaudited)
Retained profit/(loss)				1.4			—
Currency translation differences on foreign currency net investments				(7.2)			(3.2)

Total recognised gains and losses for the period				(5.8)			(3.2)
Prior period adjustment (note 1)				1.4			—

Total recognised gains and losses since last annual report				(4.4)			(3.2)

Group profit and loss account

52 weeks to 27 September 2003

		52 weeks to 27 September 2003
	Notes	Before exceptional items £m	Exceptional items (note 4) £m	Total £m
Turnover
Food Equipment		663.7	—	663.7
Property		15.7	—	15.7

	2	679.4	—	679.4

Operating profit/(loss) before goodwill amortisation
Food Equipment		64.9	(4.7)	60.2
Property		5.4	(3.3)	2.1
Corporate costs		(9.5)	(4.5)	(14.0)

		60.8	(12.5)	48.3
Goodwill amortisation		(13.8)	—	(13.8)

Operating profit/(loss)	3	47.0	(12.5)	34.5
Profit /(loss) on disposal of businesses	4	—	3.3	3.3

Profit/(loss) on ordinary activities before interest and taxation		47.0	(9.2)	37.8
Net interest payable and similar charges		(21.9)	—	(21.9)

Profit/(loss) on ordinary activities before taxation		25.1	(9.2)	15.9
Tax on profit/(loss) on ordinary activities	5	(8.2)	1.8	(6.4)

Profit/(loss) on ordinary activities after taxation		16.9	(7.4)	9.5
Equity minority interests		(0.1)	—	(0.1)

Retained profit/(loss)		16.8	(7.4)	9.4

Earnings per share (pence)	6			pence
Basic earnings per share				2.4
Adjusted basic earnings per share				7.7
Diluted earnings per share				2.4
Adjusted diluted earnings per share				7.7

Group statement of total recognised gains and losses

				52 weeks to 27 September 2003 £m

Retained profit/(loss) for the period				9.4
Currency translation differences on foreign currency net investments				(4.6)

Total recognised gains and (losses) for the period				4.8

Group balance sheet

	27 December 2003 £m	28 December 2002 £m	27 September 2003 £m
	(unaudited)	(unaudited) (restated note 1)	(restated note 1)
Fixed assets
Intangible assets: Goodwill	193.4	225.7	208.8
Tangible assets	76.6	83.6	81.6
Investments	3.9	4.9	4.0

	273.9	314.2	294.4

Current assets
Stocks	74.3	76.5	75.2
Debtors	99.7	106.1	118.3
Deferred tax asset	22.2	25.1	23.8
Cash at bank and in hand	46.0	59.2	77.7

	242.2	266.9	295.0

Creditors falling due within one year
Borrowings	(31.0)	(31.4)	(49.3)
Other creditors	(151.9)	(155.1)	(174.6)

	(182.9)	(186.5)	(223.9)

Net current assets	59.3	80.4	71.1

Total assets less current liabilities	333.2	394.6	365.5

Financed by:
Creditors falling due after more than one year
Borrowings	137.9	199.2	160.2
Provisions for liabilities and charges	40.4	42.9	44.6

	178.3	242.1	204.8

Capital and reserves
Called up equity share capital	200.2	200.2	200.2
Share premium account	234.2	234.2	234.2
Profit and loss account	(277.2)	(279.5)	(271.4)
ESOP Trust	(2.4)	(2.4)	(2.4)

Equity shareholders’ funds	154.8	152.5	160.6

Equity minority interests	0.1	—	0.1

	333.2	394.6	365.5

Group cash flow statement

	Notes		13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
			(unaudited)	(unaudited)
Net cash flow from operations before exceptional items			12.1	11.0	80.0
Net cash flow effect of exceptional items			—	(0.9)	(6.5)

Net cash inflow/(outflow) from operating activities	(a	)	12.1	10.1	73.5

Return on investments and servicing of finance
Interest paid			(7.1)	(8.2)	(18.9)

Taxation
Overseas and UK tax paid			(1.5)	(1.5)	(7.1)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(2.1)	(1.2)	(10.0)
Receipts from sale of tangible fixed assets			—	0.4	0.6

			(2.1)	(0.8)	(9.4)

Acquisitions and disposals
Disposal of subsidiary undertakings			—	—	(1.3)

Cash inflow/(outflow) before financing			1.4	(0.4)	36.8

Financing
Net increase/(decrease) in term loans and other borrowings			(34.0)	(12.7)	(32.3)
Capital element of finance lease payments			—	(0.2)	(0.2)

			(34.0)	(12.9)	(32.5)

Increase/(decrease) in cash in the period			(32.6)	(13.3)	4.3

Notes to the group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	13 weeks to 27 December 2003			13 weeks to 28 December 2002
	Before exceptional items £m	Effect of exceptional items £m	Total £m	Before exceptional items £m	Effect of exceptional items £m	Total £m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating profit/(loss)	5.8	—	5.8	4.6	(1.7)	2.9
Depreciation	3.0	—	3.0	3.3	—	3.3
Amortisation of goodwill	3.2	—	3.2	3.5	—	3.5
Increase/(decrease) in provisions	(1.9)	—	(1.9)	(0.2)	(0.4)	(0.6)
(Increase)/decrease in stock	(1.4)	—	(1.4)	0.3	0.1	0.4
(Increase)/decrease in debtors	14.4	—	14.4	20.2	—	20.2
Increase/(decrease) in creditors	(11.0)	—	(11.0)	(20.7)	1.1	(19.6)

Net cash inflow/(outflow) from operating activities	12.1	—	12.1	11.0	(0.9)	10.1

				52 weeks to 27 September 2003
				Before exceptional items £m	Effect of exceptional items £m	Total £m
Operating profit/(loss)				47.0	(12.5)	34.5
Depreciation				12.4	—	12.4
Amortisation of goodwill				13.8	—	13.8
Increase/(decrease) in provisions				(2.8)	4.5	1.7
(Increase)/decrease in stock				2.6	—	2.6
(Increase)/decrease in debtors				7.5	—	7.5
Increase/(decrease) in creditors				(0.5)	1.5	1.0

Net cash inflow/(outflow) from operating activities				80.0	(6.5)	73.5

(b) Reconciliation of net cash flow to movement in net debt

	27 December 2003 £m	28 December 2002 £m	27 September 2003 £m
	(unaudited)	(unaudited)
Net debt at the start of period	(139.7)	(186.1)	(186.1)
Increase/(decrease) in net cash in the period	(32.6)	(13.3)	4.3
Net (increase)/decrease in other loans	34.0	12.9	32.5
Translation differences	7.9	4.5	9.6

Net debt at the end of the period	(130.4)	(182.0)	(139.7)

Notes to the group cash flow statement (continued)

(c) Reconciliation of net debt to balance sheet

	27 December 2003 £m	28 December 2002 £m	27 September 2003 £m
	(unaudited)	(unaudited)
Cash at bank and in hand	46.0	59.2	77.7
Short term borrowing	(31.0)	(31.4)	(49.3)
Long term borrowing	(137.9)	(199.2)	(160.2)

	(122.9)	(171.4)	(131.8)
Exclude deferred financing costs	(7.5)	(10.6)	(7.9)

	(130.4)	(182.0)	(139.7)

Notes to the financial statements

1. Basis of Preparation

The accompanying condensed consolidated financial statements (“quarterly financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The quarterly financial statements are unaudited but include all adjustments which the Group’s (Enodis plc and subsidiary undertakings) management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for the periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the 13 weeks ended 27 December 2003 may not necessarily be indicative of the operating results that may be achieved for the 53 week period ending 2 October 2004.

The quarterly financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the period ended 27 September 2003, other than as noted below in respect of UITF Abstract 38 “Accounting for ESOP Trusts” (“UITF38”).

During the period, the Group adopted UITF 38. Consequently the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m, booked in FY01 and FY02 respectively, have been reversed to the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to a deduction in equity shareholders’ funds. Comparative periods have been restated to reflect this accounting treatment. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4m. At 27 December 2003, the market value of the shares was £1.0m.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 8 to the quarterly financial statements.

These quarterly financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s latest Annual Report.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 27 September 2003 are based upon the 2003 Annual Report but do not comprise statutory accounts for that period. The audited financial statements will be delivered to the Registrar of Companies following approval at the Annual General Meeting of the Company on 11 February 2004. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 13 week period to 27 December 2003 and 28 December 2002 have been extracted from underlying accounting records and have not been audited.

2. Turnover

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
	(unaudited)	(unaudited)
Food Service Equipment - North America	90.5	100.1	408.4
Food Service Equipment - Europe/Asia	33.8	32.0	144.5

Global Food Service Equipment	124.3	132.1	552.9
Food Retail Equipment	23.7	24.7	110.8

Food Equipment	148.0	156.8	663.7
Property	0.3	—	15.7

	148.3	156.8	679.4

Notes to the financial statements (continued)

3. Operating profit/(loss)

	13 weeks to 27 December 2003			13 weeks to 28 December 2002
	Before exceptional items £m	Exceptional items £m	Total £m	Before exceptional items £m	Exceptional items £m	Total £m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Food Service Equipment - North America	9.6	—	9.6	9.4	—	9.4
Food Service Equipment - Europe/Asia	1.1	—	1.1	1.6	—	1.6

Global Food Service Equipment	10.7	—	10.7	11.0	—	11.0
Food Retail Equipment	1.3	—	1.3	(0.8)	—	(0.8)

	12.0	—	12.0	10.2	—	10.2
Food Equipment goodwill amortisation	(3.2)	—	(3.2)	(3.5)	—	(3.5)

Food Equipment	8.8	—	8.8	6.7	—	6.7
Property	(0.7)	—	(0.7)	—	—	—
Corporate costs	(2.3)	—	(2.3)	(2.1)	(1.7)	(3.8)

	5.8	—	5.8	4.6	(1.7)	2.9

	52 weeks to 27 September 2003
	Before exceptional items £m	Exceptional Items £m	Total £m
Food Service Equipment - North America	50.7	(3.0)	47.7
Food Service Equipment - Europe/Asia	10.2	(1.7)	8.5

Global Food Service Equipment	60.9	(4.7)	56.2
Food Retail Equipment	4.0	—	4.0

	64.9	(4.7)	60.2
Food Equipment goodwill amortisation	(13.8)	—	(13.8)

Food Equipment	51.1	(4.7)	46.4
Property	5.4	(3.3)	2.1
Corporate costs	(9.5)	(4.5)	(14.0)

	47.0	(12.5)	34.5

Notes to the financial statements (continued)

4. Exceptional items

(a) Operating exceptional items

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
	(unaudited)	(unaudited)
Restructuring costs and cost reduction measures	—	—	6.1
Vacant leasehold provisions	—	—	3.3
Litigation costs	—	1.7	3.1

Operating exceptional items	—	1.7	12.5

2003

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

In addition, as a result of a slowdown in the property market, £3.3m was recognised in respect of vacant leasehold properties.

During 2003, the Group reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on certain of the claims totalling $8.6m and provided £1.7m and £1.4m in Q103 and Q403 respectively. The Group believes that the adverse decision is incorrect, and intends to appeal the decision. The Group’s view of the outcome of the Consolidated Industries litigation remains unchanged.

(b) Disposal of businesses

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
	(unaudited)	(unaudited)
Profit/(loss) on disposals	0.9	2.5	3.3

2004

In November 2003, the majority of warranties and indemnities that the Group gave at the time of the disposal of one of its subsidiaries expired. As a result, excess provisions of £0.9m have been credited to the profit and loss account.

2003

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, excess accruals of £2.5m, along with £0.8m from other disposals were credited to the profit and loss account in Q103 and Q403 respectively.

Notes to the financial statements (continued)

5. Taxation

(a) Analysis of charge in period

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
	(unaudited)	(unaudited)
The tax charge for the current period comprised:
UK taxation at 30% (2003:30%)	—	—	—
Foreign taxation - current year	0.7	0.4	7.4
- prior year	—	—	(0.7)

	0.7	0.4	6.7
Deferred taxation	—	—	1.5

	0.7	0.4	8.2
Tax relief on exceptional items	—	(0.6)	(1.8)

	0.7	(0.2)	6.4

(b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

Notes to the financial statements (continued)

6. Earnings/(loss) per share

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 Weeks to 27 September 2003 £m
	(unaudited)	(unaudited)
Retained profit/(loss) attributable to shareholders	1.4	—	9.4
	m	m	m
Basic weighted average number of shares	399.2	399.2	399.2
Diluted weighted average number of shares	400.7	399.2	399.2

	13 weeks to 27 December 2003 pence	13 weeks to 28 December 2002 pence	52 weeks to 27 September 2003 pence
	(unaudited)	(unaudited)
Basic earnings per share	0.3	—	2.4
Effect per share of exceptional items	(0.2)	(0.4)	1.8
Effect per share of goodwill amortisation	0.8	0.9	3.5

Adjusted basic earnings per share	0.9	0.5	7.7

Diluted earnings per share	0.3	—	2.4
Effect per share of exceptional items	(0.2)	(0.4)	1.8
Effect per share of goodwill amortisation	0.8	0.9	3.5

Adjusted diluted earnings per share	0.9	0.5	7.7

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group.

7. Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling, principally US dollars, have been translated at the following rates:

	13 weeks to 27 December 2003	13 weeks to 28 December 2002	52 weeks to 27 September 2003
	(unaudited)	(unaudited)
Average exchange Rate £1= US$	1.71	1.57	1.60
Closing exchange Rate £1 =US$	1.78	1.60	1.66

Notes to the financial statements (continued)

8. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP. The following is a summary of adjustments to operating profit/(loss) and retained profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP. This note does not include all disclosures required by US GAAP.

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
	(unaudited)	(unaudited)
		(restated)
Retained profit/(loss) in accordance with UK GAAP	1.4	—	9.4
Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
- Goodwill amortisation	3.2	3.5	13.5
- Pension costs	(0.1)	(0.5)	2.2
- Leasing transactions	—	—	(0.1)
- Share option plans	—	—	0.1
- Restructuring charges	(0.8)	—	0.8
- Derivative instruments	—	—	0.1
- Long-lived assets	—	—	(0.5)
- Loss contingencies	—	—	1.8
Items increasing/(decreasing) UK GAAP non-operating profit/(loss):
- Deferred taxation	(1.6)	(0.4)	(36.9)
- Capitalised interest	0.2	0.1	0.4

Retained profit/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle	2.3	2.7	(9.2)
Cumulative effect of change in accounting principle	—	(84.9)	(84.9)

Retained profit/(loss) in accordance with US GAAP	2.3	(82.2)	(94.1)

Retained profit/(loss) in accordance with US GAAP is represented by:
Net profit/(loss) from continuing operations	2.3	0.2	(11.7)
Gain on sale of discontinued operations	—	2.5	2.5
Cumulative effect of change in accounting principle	—	(84.9)	(84.9)

Retained profit/(loss) in accordance with US GAAP	2.3	(82.2)	(94.1)

(*)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences

A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the United States of America is provided in the Annual Report at 27 September 2003. There are no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements.

Notes to the financial statements (continued)

8. Supplementary information for US investors (continued)

Adoption of new accounting standards

Effective from 29 September 2002, under US GAAP, the Group adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill is no longer amortised but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering the Group’s market capitalisation, the Group reviewed the fair values of each of its reporting units. As a result of the transitional impairment test, the Group recorded a goodwill impairment charge of £84.9 million in its Global Food Service Equipment segment. The amount was calculated in the fourth quarter of Fiscal 2003 and recorded as a cumulative effective of a change in accounting principle as at 29 September 2002, as required under SFAS 142.

Other unaudited financial information

(i)	Reconciliation of like-for-like information for the 13 weeks to 27 December 2003

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002	Effect of Foreign Exchange £m	Like-for-like 28 December 2002 £m	Like-for-like %
a) Turnover
Food Service Equipment - North America	90.5	100.1	(6.9)	93.2	(3%)
Food Service Equipment - Europe/Asia	33.8	32.0	1.5	33.5	1%

Global Food Service Equipment	124.3	132.1	(5.4)	126.7	(2%)
Food Retail Equipment	23.7	24.7	(1.7)	23.0	3%

Food Equipment	148.0	156.8	(7.1)	149.7	(1%)

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	9.6	9.4	(0.5)	8.9	8%
Food Service Equipment - Europe/Asia	1.1	1.6	0.1	1.7	(35%)

Global Food Service Equipment	10.7	11.0	(0.4)	10.6	1%
Food Retail Equipment	1.3	(0.8)	0.1	(0.7)	n/m

Food Equipment	12.0	10.2	(0.3)	9.9	21%

(ii)	Reconciliation of non-UK GAAP measures

Adjusted Group profit/(loss) before tax

	13 weeks to 27 December 2003 £m	13 weeks to 28 December 2002 £m	52 weeks to 27 September 2003 £m
Profit/(loss) before tax
Add back:	2.1	(0.2)	15.9
Goodwill amortisation	3.2	3.5	13.8
Exceptional profit/(loss)	(0.9)	(0.8)	9.2

Adjusted Group profit/(loss) before tax	4.4	2.5	38.9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our quarterly financial statements included in this document, as well as our audited Fiscal 2003 financial statements and the discussions in Item 5, Item 8 and Item 11 of our Annual Report on Form 20-F for Fiscal 2003.

Our financial statements are prepared in accordance with U.K. GAAP, which differs from U.S. GAAP. A summary of the adjustments to retained profit/(loss) for the period required when reconciling these amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S GAAP is presented in Note 8 to the quarterly financial statements attached to this report.

Throughout this document, the 13 weeks ended December 27, 2003 and December 28, 2002 are called “1st Quarter 2004” and “1st Quarter 2003” respectively. The 52 weeks ended September 27, 2003 are called “Fiscal 2003”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussions of turnover and operating profit/(loss) from continuing operations before exceptional items, we use “comparable turnover” and “comparable operating profit/(loss)” to refer to measures of turnover and operating profits that reflect adjustments to U.K. GAAP results to eliminate the effect of foreign exchange rate movements arising on translation of results. Reconciliations are provided for all comparable turnover and operating profit/(loss) amounts to the most directly comparable U.K. GAAP measure. We believe that these comparable financial measures give a helpful view of our ongoing results and facilitate comparisons from period to period in light of the variable effect of foreign exchange rate movements. The comparable results should not be regarded as a replacement for corresponding GAAP measures.

Overview

We operate in two principal segments: food service equipment and food retail equipment. We also have property development operations. In our principal segments, the majority of our businesses operate in the North American market and therefore trade in U.S. dollars. Although a number of U.S. macro economic indicators show an improvement in market conditions, our market continues to be difficult. Our experience is that the food equipment market in which we operate lags the general recovery by six to nine months.

Turnover in 1st Quarter 2004 was £148.3 million compared to £156.8 million in 1st Quarter 2003 with approximately £7.1 million of the decline due to the translation effect of the weakening U.S. dollar, offset in part by a strengthening Euro. Comparable Food Equipment turnover was down 1%.

Comparable Food Equipment operating profit improved 21% as actions taken in Fiscal 2003 at Kysor Warren continue to be reflected in improved results. As the year progresses, we believe this quarter on quarter improvement will lessen because the most significant improvements were seen at Kysor Warren by 4th Quarter 2003. The increase in Food Equipment operating profit was partly offset by the translation effects of the weakening U.S. dollar (£0.3 million in the quarter).

Net debt fell to £130.4 million from £139.7 million at Fiscal 2003 with £7.9 million of the decrease arising from favorable foreign exchange movements. Compared to 1st Quarter 2003, net debt is down £51.6 million (28%). We used £34.0 million of cash to pay down bank debt.

Compared to 1st Quarter 2003, improved operating cash flow of £2.0 million and lower interest payments (£1.1 million) more than offset a £1.3 million net increase in capital expenditure as we invested in ERP systems. Cash conversion days (our internal measure of working capital conversion to cash) were 43, an improvement of 6 days from 1st Quarter 2003.

Current Financial and Trend Information

Comparison of our 1st Quarter 2004 results with the comparable prior year results includes a number of factors that will not repeat, or whose effect will be lessened in later quarters. These factors include:-

•	the detrimental impact on quarterly comparisons of capital expenditure cutbacks at certain QSR chains which started in 2nd Quarter 2003;

•	the benefits of the turnaround of Kysor Warren which commenced in 2nd Quarter 2003; and

•	a one-time pension credit in Food Service Equipment – North America in the current quarter of £0.5 million.

Our planning for Fiscal 2004 is based upon a number of key factors including modest market growth, recognizing continued constraints on capital spending among our customers and the lag which our experience indicates exists between macro-economic growth and capital spending on food equipment. To date, we are not seeing a substantial change in customer capital expenditure, but we believe that recent U.S. economic performance gives grounds for cautious optimism for increased food equipment demand in the second half. We have increased prices and are accelerating our lean manufacturing and purchasing initiatives to offset substantial increases in steel surcharges.

Our reported results are impacted by the translational effect of currency exchange rates principally in U.S. dollars and Euros. In Fiscal 2003 the average U.S.$ exchange rate that we used was $1.60 : £1. Currently this is approximately $1.85 : £1, giving rise to a translational risk for the balance of the year. Each one cent movement of the U.S. dollar and the Euro impacts our annual adjusted operating profit by approximately £0.3 million and £0.1 million respectively.

Results of Continuing Operations

The following table sets forth the components of our consolidated profit and loss accounts in pounds sterling and as a percentage of turnover from our continuing operations for 1st Quarter 2004 and 1st Quarter 2003.

	1st Quarter 2004		1st Quarter 2003		Change
	(in millions, except percentages)
Turnover from continuing operations:
Global Food Service Equipment	£124.3	84%	£132.1	84%	£(7.8)	(6%)
Food Retail Equipment	23.7	16%	24.7	16%	(1.0)	(4%)
Property	0.3	0%	0.0	0%	0.3	n/m

Total turnover from continuing operations	148.3	100%	156.8	100%	£(8.5)	(5%)
Operating profit/(loss) from continuing operations before exceptional items:
Global Food Service Equipment	10.7	7%	11.0	7%	(0.3)	(3%)
Food Retail Equipment	1.3	1%	(0.8)	(1%)	2.1	n/m
Property	(0.7)	0%	0.0	0%	(0.7)	n/m
Corporate costs	(2.3)	(2%)	(2.1)	(1%)	(0.2)	(10%)
Goodwill amortization	(3.2)	(2%)	(3.5)	(2%)	0.3	9%

Operating profit/(loss) from continuing operations before exceptional items	5.8	4%	4.6	3%	1.2	26%
Operating exceptional items	0.0	0%	(1.7)	(1%)	1.7	100%

Operating profit/(loss) from continuing operations	5.8	4%	2.9	2%	2.9	100%
Profit/(loss) on disposal of businesses	0.9	1%	2.5	2%	(1.6)	(64%)
Net interest payable and similar expenses	(4.6)	(3%)	(5.6)	(4%)	1.0	18%

Profit/(loss) on ordinary activities before taxation	2.1	1%	(0.2)	0%	2.3	n/m
Tax on profit/(loss) on ordinary activities	(0.7)	0%	0.2	0%	(0.9)	n/m

Retained profit	£1.4	1%	£0.0	0%	£1.4	n/m

1st Quarter 2004 Compared To 1st Quarter 2003

In the tables below that discuss comparable results, the effect of foreign exchange movements is calculated by retranslating prior period results at rates used to translate current period results.

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £8.5 million, or 5%, to £148.3 million in 1st Quarter 2004 from £156.8 million in 1st Quarter 2003. The reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of our turnover from continuing operations to comparable turnover for our reportable segments.

	1st Quarter 2004	1st Quarter 2003	Foreign Exchange	Comparable 2003	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£124.3	£132.1	£(5.4)	£126.7	£(2.4)	(2%)
Food Retail Equipment	23.7	24.7	(1.7)	23.0	0.7	3%
Property	0.3	0.0	0.0	0.0	0.3	n/m

	£148.3	£156.8	£(7.1)	£149.7	£(1.4)	(1%)

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations for our Global Food Service Equipment segment.

	1st Quarter 2004		1st Quarter 2003		Change
	(in millions, except percentages)
North America	£90.5	73%	£100.1	76%	£(9.6)	(10%)
Europe/Asia	33.8	27%	32.0	24%	1.8	6%

Total Global Food Service Equipment	£124.3	100%	£132.1	100%	£(7.8)	(6%)

The following table sets forth, by geographical region, a summary reconciliation of our turnover from continuing operations to comparable turnover from our Global Food Service Equipment segment.

	1st Quarter 2004	1st Quarter 2003	Foreign Exchange	Comparable 2003	Comparable change
	(in millions, except percentages)
North America	£90.5	£100.1	£(6.9)	£93.2	£(2.7)	(3%)
Europe/Asia	33.8	32.0	1.5	33.5	0.3	1%

Total Global Food Service Equipment	£124.3	£132.1	£(5.4)	£126.7	£(2.4)	(2%)

Turnover in the Global Food Service Equipment segment decreased by £7.8 million, or 6%, to £124.3 million in 1st Quarter 2004 from £132.1 million in 1st Quarter 2003 with £5.4 million of the decrease due to the effect of foreign exchange rate movements as shown in the table above. Comparable turnover decreased by 2%. Comparable turnover from our North America operations decreased by 3%, due to reduced sales volumes to certain QSR chains, arising from the capital expenditure cutbacks referred to above, which started to have an impact in 2nd Quarter 2003. This was partially offset by improvements in our ice machine businesses from improved volume and prices.

Turnover from Europe/Asia increased by £1.8 million, or 6%, to £33.8 million in 1st Quarter 2004 from £32.0 million in 1st Quarter 2003, with £1.5 million of the increase attributable to foreign exchange rate movements. Comparable turnover from Europe/Asia increased by 1% as a result of volume improvements in our central European and ice machine businesses.

Food Retail Equipment. Turnover decreased by £1.0 million, or 4%, to £23.7 million in 1st Quarter 2004 from £24.7 million in 1st Quarter 2003. Of this decrease, £1.7 million was attributable to foreign exchange rate movements. The remaining increase of £0.7 million resulted from increased turnover in Mexico and Kysor Panel Systems offset by the effects of shedding unprofitable businesses at Kysor Warren. Kysor Panel Systems has continued to improve sales, to both supermarket and convenience store customers, compared to 1st Quarter 2003.

Property. Turnover of £0.3 million for 1st Quarter 2004 compares to £nil for 1st Quarter 2003 for the Property segment, as we sold a small unit at a residual development in Coventry, England in 1st Quarter 2004 and had no sales in 1st Quarter 2003. We expect that further revenues will arise during the year, especially in the fourth quarter of Fiscal 2004 in connection with ongoing development at and sale of part of our land in Felsted, England. However, we expect Fiscal 2004 turnover to reduce as compared to Fiscal 2003 as smaller tranches are expected to be sold.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit/(loss) from continuing operations before exceptional items increased by £1.2 million, or 26%, to £5.8 million in 1st Quarter 2004 from £4.6 million in 1st Quarter 2003. The reasons for this increase are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit/(loss) from continuing operations before goodwill amortization and exceptional items for our reportable segments:

	1st Quarter 2004	1st Quarter 2003	Foreign Exchange	Comparable 2003	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£10.7	£11.0	£(0.4)	£10.6	£0.1	1%
Food Retail Equipment	1.3	(0.8)	0.1	(0.7)	2.0	n/m
Property	(0.7)	—	—	—	(0.7)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items for our Global Food Service Equipment segment.

	1st Quarter 2004		1st Quarter 2003		Change
	(in millions, except percentages)
North America	£9.6	90%	£9.4	85%	£0.2	2%
Europe/Asia	1.1	10%	1.6	15%	(0.5)	(31%)

Total Global Food Service Equipment	£10.7	100%	£11.0	100%	£(0.3)	(3%)

The following table sets forth, by geographical region, a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	1st Quarter 2004	1st Quarter 2003	Foreign Exchange	Comparable 2003	Comparable change
	(in millions, except percentages)
North America	£9.6	£9.4	£(0.5)	£8.9	£0.7	8%
Europe/Asia	1.1	1.6	0.1	1.7	(0.6)	(35%)

Total Global Food Service Equipment	£10.7	£11.0	£(0.4)	£10.6	£0.1	1%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £0.3 million, or 3%, to £10.7 million in 1st Quarter 2004 from £11.0 million in 1st Quarter 2003. £0.4 million of this change was due to the effect of foreign exchange rate movements partially offset by a £0.1 million improvement in comparable profit as the effects of decreased volumes, pricing pressures, and increased costs have been more than offset by the effects of cost saving initiatives.

Operating profit from continuing operations before goodwill amortization and exceptional items for North America increased by £0.2 million, or 2%, to £9.6 million in 1st Quarter 2004 from £9.4 million in 1st Quarter 2003 as £0.5 million of adverse foreign exchange rate movements have been offset by a one-time pension credit of £0.5 million and an increase in comparable operating profit. On a comparable basis, the effects of reduced sales to several QSR chains have been more than offset by the improved performance of our ice machine businesses and the effects of prior year cost saving initiatives resulting in the majority of our North American businesses improving comparable profitability.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe/Asia decreased by £0.5 million, or 31%, to £1.1 million in 1st Quarter 2004 from £1.6 million in 1st Quarter 2003. On a comparable basis, the decrease of 35% was due to the absence in 2004 of the 2003 roll-out of Merrychef ovens in the U.K. and increased product development costs in Europe.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items increased by £2.1 million to a profit of £1.3 million in 1st Quarter 2004 from a loss of £0.8 million in 1st Quarter 2003. The £2.0 million increase in comparable operating profit was attributable to the continued turnaround of Kysor Warren and the volume increases in Kysor Panel Systems and Kysor Warren de Mexico.

Property. An operating loss of £0.7 million in 1st Quarter 2004 compares to breakeven in 1st Quarter 2003. The charge in 1st Quarter 2004 relates to the ongoing costs of running our residual property portfolio and the timing of costs relating to our development projects.

Corporate Costs. Corporate costs were £2.3 million for 1st Quarter 2004 compared to £2.1 million for 1st Quarter 2003. The increase relates to additional pension charges during 1st Quarter 2004.

Goodwill Amortization. Amortization of goodwill from continuing operations decreased by £0.3 million to £3.2 million in 1st Quarter 2004 from £3.5 million in 1st Quarter 2003, which was due to the impact of foreign exchange rate movements as base goodwill amounts have remained unchanged. These charges do not affect our cash flows.

Operating Exceptional Items. There were no operating exceptional items in 1st Quarter 2004 compared to £1.7 million in 1st Quarter 2003. 1st Quarter 2003 operating exceptional items comprised an additional legal fee accrual for the on-going costs of litigating the Consolidated Industries cases.

Profit on Disposal of Businesses. There was a profit of £0.9 million on disposal of businesses during 1st Quarter 2004, compared to £2.5 million profit during 1st Quarter 2003. In both years the profit arose due to the expiration of warranty periods or the release from the majority of the warranties and indemnities that were given at the time of the disposals of non-core businesses.

Net Interest Payable and Similar Expenses. Net interest payable and similar expenses were £4.6 million during 1st Quarter 2004, compared with £5.6 million in 1st Quarter 2003. The decrease from 1st Quarter 2003 is the result of lower average debt balances, lower deferred finance amortization charges and the favorable effect of foreign exchange rate movements.

Tax on Profit/(Loss) on Ordinary Activities. Tax on profit/(loss) on ordinary activities increased by £0.9 million from 1st Quarter 2003 to 1st Quarter 2004, as our effective tax rate increased from 16% to 17% due to a different geographical mix of profits, and the tax relief on exceptional items in 1st Quarter 2003, which did not recur in 1st Quarter 2004.

U.S. GAAP Reconciliation

Net profit under U.S. GAAP for 1st Quarter 2004 was £2.3 million compared to £1.4 million for the same period under U.K. GAAP. The primary difference when reconciling from U.K. GAAP to U.S. GAAP is lower goodwill amortization of £3.2 million under U.S. GAAP.

Net loss under U.S. GAAP for 1st Quarter 2003 was £82.2 million, compared to breakeven for the same period under U.K. GAAP. The primary difference when reconciling from U.K GAAP to U.S GAAP relate to goodwill impairment of £84.9 million offset by lower goodwill amortization of £3.5 million, under U.S GAAP. Under U.K. GAAP, goodwill is amortized over a period of 20 years. Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective September 29, 2002, goodwill is no longer amortized but is subject to transitional and annual impairment tests. This change in accounting policy under U.S. GAAP arose on adoption of SFAS 142. The Group calculated the transitional impairment charge in 4th Quarter 2003 and it was recorded as a cumulative effect of change in accounting principle as at September 29, 2002, as required under SFAS 142.

Liquidity and Capital Resources

Our net debt was reduced by £9.3 million to £130.4 million at December 27, 2003 from £182.0 million at December 28, 2002 and £139.7 million at September 27, 2003. In 1st Quarter 2004, of the £9.3 million reduction in net debt from Fiscal 2003, £7.9 million arises from foreign exchange rate movements. The balance of £1.4 million arose from positive cash flows in the period (see discussion of “Historical Cash Flows” below).

On December 27, 2003, we had £46.0 million of cash and cash equivalents compared to £59.2 million on December 28, 2002 and £77.7 million as of the end of Fiscal 2003. The reduction from Fiscal 2003 arises because we utilized our cash resources to repay £34.0 million of our bank borrowings, £11.8 million as a mandatory repayment and £22.2 million on revolving loans, following the recent amendment of our Senior Credit Agreement. The balance of the movement arises through positive cash inflows of £1.4 million and £0.9 million of favorable foreign exchange rate movements. The amendment to our banking facilities has re-denominated part of our long term borrowing facilities from a term loan to a revolving facility. This enables us to repay borrowings, and therefore reduce interest costs, without a reduction in facility headroom (see “Historical Cash Flows - Changes to Credit and Debt Facilities” below). As of December 27, 2003, we had £129.7 million of borrowing availability under our credit facilities, compared to £177.6 million and £151.0 million as of the end of 1st Quarter 2003 and Fiscal 2003 respectively. Utilizing our cash balances to reduce borrowings has not affected our liquidity position because available funding remains unchanged.

Borrowing availability under our senior credit facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility. We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest and mandatory repayments of borrowings, as well as for working capital, capital expenditures and other needs of the business. We have historically generated increased positive cash flows from operations in the second half of our fiscal year due to the seasonality of our businesses; we expect this trend to continue. 4th Quarter cash flows have historically been enhanced by the proceeds of our property disposals; we expect this to repeat in the current year.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	1st Quarter 2004	1st Quarter 2003
	(in millions)
Net cash inflow from operating activities before exceptional items	£12.1	£11.0
Net cash outflow from operating exceptional items	—	(0.9)

Net cash inflow from operating activities	12.1	10.1
Return an investments and servicing of finance	(7.1)	(8.2)
Taxation	(1.5)	(1.5)
Capital expenditure and financial investment	(2.1)	(0.8)
Financing activities	(34.0)	(12.9)

Operating Activities

Net cash provided by operating activities before exceptional items increased by £1.1 million to £12.1 million during 1st Quarter 2004 from £11.0 million during 1st Quarter 2003. The increase resulted from increased operating profit before exceptional items of £1.2 million in 1st Quarter 2004 compared to 1st Quarter 2003 and decreased working capital outflows of £0.5 million offset by lower goodwill amortization and depreciation of £0.6 million.

We reported a working capital inflow of £0.1 million in 1st Quarter 04 compared to an outflow of £0.4 million in 1st Quarter 03. Inflows from the collection of debts of £14.4 million were offset by creditor payments of £11.0 million, increases in inventory of £1.4 million and decreases in provisions of £1.9 million. The reduction in provisions includes payments relating to prior year restructuring charges of £0.5 million and the effect of the pension credit of £0.7 million.

Net cash used for operating exceptional items was £nil during 1st Quarter 2003 and £0.9 million during 1st Quarter 2003. The operating exceptional items during 1st Quarter 2003 principally represented costs associated with rationalizing administration functions and simplifying management structures of £0.7 million.

Capital Expenditure and Financial Investment

Net cash outflow from these activities was £2.1 million during 1st Quarter 2004 and £0.8 million during 1st Quarter 2003 as we continued to invest in our ERP systems and capital equipment required for new product development in Europe.

Financing Activities

Net cash outflow from financing activities was £34.0 million during 1st Quarter 2004, compared to £12.9 million during 1st Quarter 2003 as discussed in “Liquidity and Capital Resources” above.

Changes to Credit and Debt Facilities

On November 17, 2003, we entered into a Supplemental Agreement with the Royal Bank of Scotland (as Facility Agent) to amend certain terms of our Credit Agreement dated February 20, 2002. The amended terms, among other things, re-designate one of our term loans as a revolving credit facility and alter our restrictive covenants relating to operating cash flow ratios, established under the original agreement, to provide us with additional flexibility to repay debt and invest in the business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

February 10, 2003	By:	/s/ DAVID MCCULLOCH

	Name:	David McCulloch
	Title:	Chief Executive Officer